SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           SEARCH CAPITAL GROUP, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    812207180
                                 (CUSIP Number)

                                Timothy G. Ewing
                              Value Partners, Ltd.
                            c/o Fisher Ewing Partners
                                 Suite 4660 West
                                2200 Ross Avenue
                            Dallas, Texas 75201-2790
                                 (214) 999-1900
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 29, 1996
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                                   Page 1 of 5

CUSIP No. 812207180             Amendment No. 1                      Page 2 of 5


(1)     Name of Reporting Person.                           Value Partners, Ltd.
        S.S. or I.R.S. Identification                       75-2291866
        No of Above Person

(2)     Check the Appropriate Box if a                      (a)
        Member of a Group (See instructions)                (b) X

(3)     SEC Use Only

(4)     Source of Funds (See instructions)                  WC

(5)     Check if Disclosure of Legal
        Proceedings is Required Pursuant
        to Items 2(d) or 2(e)

(6)     Citizenship or Place of Organization                Texas

Number of Shares             (7)  Sole Voting Power         8,913,012*
  Beneficially Owned
  By Each Reporting
  Person With                (8)  Shared Voting Power       ___________

                             (9)  Sole Dispositive Power    8,913,012*

                             (10) Shared Dispositive Power  ___________

(11)    Aggregate Amount Beneficially                       8,913,012*
        Owned by Each Reporting Person

(12)    Check if the Aggregate Amount in
        Row (11) Excludes Certain Shares
        (See instructions)

(13)    Percent of Class Represented by                     26.3%
        Amount in Row (11)

(14)    Type of Reporting Person (See                       PN
        Instructions)

- ---------------------

*  But see item 5

CUSIP No. 812207180             Amendment No. 1                      Page 3 of 5

        The statement on Schedule 13D (the "Statement") relating to shares of the common stock, $.01 par value (the "Common Stock"), of Search Capital Group, Inc. (the "Issuer"), is hereby amended as follows:

ITEM 1.  SECURITY AND ISSUER

        The prior response to Item 1 remains unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

        The prior response to Item 2 remains unchanged.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The prior response to Item 3 is hereby restated as follows:

        On March 19, 1996, Value Partners purchased through a broker promissory notes previously issued by eight subsidiaries of the Issuer (the "Notes") for $8,371,845. The Notes were purchased with the working capital of Value Partners. Pursuant to a plan of reorganization of the eight subsidiaries of the Issuer confirmed by the United States Bankruptcy Court for the Northern District of Texas (the "Joint Plan"), on approximately April 30, 1996, the Notes were converted into shares of common stock of the eight subsidiaries (the "Subsidiary Common Stock"). Immediately thereafter, pursuant to the Joint Plan, the Subsidiary Common Stock was converted into 2,667,819 shares of (i) 9%/7% Preferred Stock1 of the Issuer ("Convertible Preferred Stock") and accrued dividends thereon and (ii) 2,150,174 shares of Common Stock that was newly issued by Search. On March 19, 1996, Value Partners received $593,258 as accrued dividends from the Convertible Preferred Stock. Value Partners previously purchased 10,000 shares of Common Stock on September 29, 1995 at $1.07 per share in the over-the-counter market and 390,000 shares of Convertible Preferred Stock on a when-issued basis in the over-the-counter market on April 3, 1996 for a total purchase price of $1,023,750. The funds for all such purchases came from the working capital of Value Partners.

        On July 16, July 19, July 23, and July 29, 1996 Value Partners purchased 55,000, 15,000, 50,000, and 178,600 shares, respectively, of Convertible Preferred Stock for $2.81 per share in the over-the-counter market and on August 2, 1996 Value Partners purchased 20,000 shares of Convertible Preferred Stock for $2.66 per share in the over-the-counter market. The total purchase price of such purchases was $892,972.50. The funds for all such purchases came from the working capital of Value Partners.

- --------
1 Convertible Preferred Stock is convertible into Common Stock at the ratio of two (2) shares of Common Stock for each one (1) share of Convertible Preferred Stock.

CUSIP No. 812207180             Amendment No. 1                      Page 4 of 5

ITEM 4.  PURPOSE OF TRANSACTION

        Value Partners has acquired the additional shares of Convertible Preferred Stock beneficially owned by it solely for investment purposes. Depending on its evaluation of the Issuer, other investment opportunities, market conditions, and such other factors as it may deem material, Value Partners may seek to acquire additional shares of Convertible Preferred Stock and Common Stock in the open market, in private transactions, or otherwise, or may dispose of all or a portion of the shares of Convertible Preferred Stock and Common Stock owned by it.

        Except as set forth above, none of Value Partners, Fisher Ewing, Mr. Fisher or Mr. Ewing has any plans or proposals of the type referred to in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

        The response to Item 5(a) is hereby restated as follows:

        (a) For purposes of Rule 13d-3, as of August 2, 1996, Value Partners beneficially owned 8,913,012 shares of Common Stock, representing approximately 26.3% of the Common Stock outstanding.

        According to the Issuer's Annual Report on Form 10-K/A dated July 26, 1996, a total of 27,208,225 shares of Common Stock were issued and outstanding.

        The prior response to Items 5(b) - 5(e) remains unchanged.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The prior response to Item 6 remains unchanged.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

        The prior response to Item 7 remains unchanged.

CUSIP No. 812207180             Amendment No. 1                      Page 5 of 5

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 15, 1996

                                    VALUE PARTNERS, LTD.

                                    By: FISHER EWING PARTNERS
                                    as General Partner

                                    By:  /s/TIMOTHY G. EWING
                                            Timothy G. Ewing
                                            General Partner